Exhibit B
IRREVOCABLE UNDERTAKING

To:	China Unicom Limited 75th Floor, The Center 99 Queen’s Road Central Hong Kong June 1, 2008
Dear Sirs
Proposed Merger of China Unicom Limited and China Netcom Group Corporation (Hong Kong) Limited
We understand that China Unicom Limited (Unicom) is proposing a merger with China Netcom Group Corporation (Hong Kong) Limited (Netcom) which would be implemented by way of a scheme of arrangement by Netcom under Section 166 of the Hong Kong Companies Ordinance pursuant to which all of the issued Netcom shares (including the Netcom shares underlying the Netcom American Depositary Shares) will be cancelled, substantially on the terms and subject to the conditions as set out in the draft announcement of the Scheme (as defined in paragraph 8 of this letter) attached as the Appendix to this letter (the Draft Announcement).
This letter sets out the terms and conditions on which we will vote in favour of the Scheme.
Shareholdings
1. Each of China Netcom Group Corporation (BVI) Limited (Netcom BVI) and China Network Communications Group Corporation (Netcom Parent) jointly and severally represents and warrants to Diamond that:
(a)	Netcom BVI is the legal and beneficial owner of 4,647,449,014 Netcom shares, representing approximately 69.37% of the issued share capital of Netcom (the Netcom BVI Shares);

(b)	the Netcom BVI Shares and the Further Netcom BVI Shares (as defined in paragraph 2(a) below) are held by Netcom BVI free of any lien, charge, option, claim, right of pre-emption and any other third party right or encumbrance of any nature whatsoever and together with all rights accruing or attaching thereto, including, without limitation, the right to receive in full dividends and other distributions declared, made or paid, if any, on or after the date of the Announcement (as defined in paragraph 10 below); and

(c)	it has full power and authority to enter into this letter, to perform the obligations set out in this letter and, in the case of Netcom BVI, to vote the Netcom BVI Shares and any Further Netcom BVI Shares in favour of the Scheme.
Dealings
2. Netcom BVI undertakes to Unicom that before the Scheme becomes effective, lapses or is withdrawn or until this letter lapses in accordance with its terms, it shall not:
(a)	other than pursuant to the Scheme, sell, transfer, charge, encumber, grant any option over or otherwise dispose of any interest in (i) any Netcom BVI Shares or (ii) any other shares or securities in Netcom issued or unconditionally allotted to it or otherwise acquired by it (the Further Netcom BVI Shares);

(b)	accept, or procure the acceptance of, any other offer in respect of the shares or securities referred to in paragraph 2(a) above;

(c)	vote in favour of any resolution which might result in any condition of the Scheme not being fulfilled;

(d)	other than pursuant to the Scheme, enter into any agreement or arrangement or permit any agreement or arrangement to be entered into or authorise or incur any obligation:
(i)	to do any of the acts referred to in paragraph 2(a) to 2(c) above; or

(ii)	which, in relation to the Netcom BVI Shares or any Further Netcom BVI Shares, would or might restrict or impede it voting in favour of the Scheme, and, for the avoidance of doubt, references in this paragraph 2(d) to any agreement, arrangement, authorisation or obligation includes any agreement, arrangement, authorisation or obligation whether subject to any condition;

(e)	purchase, sell or otherwise deal in any shares or other securities of Netcom or Unicom or any interest therein (including any derivatives referenced to such securities); or

(f)	requisition or join in requisitioning any general or class meeting of Netcom without the prior consent of Unicom.
3. Netcom BVI and Netcom Parent jointly and severally undertake that neither Netcom BVI nor Netcom Parent shall directly or indirectly solicit or encourage any person other than Unicom to make any offer for any shares or other securities of Netcom (save for 297,698,985 Netcom shares held by Netcom BVI in trust) or take any action which is or may be prejudicial to the successful outcome of the Scheme or which would or may have the effect of preventing any of the conditions of the Scheme from being fulfilled. Netcom BVI and Netcom Parent shall promptly inform Unicom of any approach by a third party made with a view to making an offer for any shares or other securities of Netcom.
4. Netcom Parent undertakes that it will use its best endeavours to procure the performance by Netcom BVI of its obligations in paragraphs 2 and 5.
Undertaking to Vote in Favour of the Scheme
5. In consideration of Unicom’s agreement in paragraph 10 to make the Proposals (as defined in the Draft Announcement) and assist in the preparation of the Scheme Document (as defined in paragraph 5(b) below), Netcom BVI undertakes that:
(a)	it shall exercise all voting rights attaching to the Netcom BVI Shares and any Further Netcom BVI Shares to vote in favour of all resolutions to approve the Scheme and any related matters necessary to implement the Scheme proposed at any general or class meeting (EGM) and the Court convened meeting (Court Meeting) of Netcom to be convened and held in connection with the Scheme, or at any adjournment of any such meeting.

(b)	it shall execute any forms of proxy in respect of the Netcom BVI Shares and any Further Netcom BVI Shares required by Unicom appointing the Chairman of the relevant meeting to attend and vote at any EGM or Court Meeting in respect of the resolutions to approve the Scheme, and any related matters necessary to implement the Scheme, and shall ensure that any such executed forms of proxy are received by Netcom’s share registrars not later than the tenth business day after Netcom posts the formal document setting out the terms and conditions of the Scheme (the Scheme Document) to Netcom shareholders (or, in respect of any Further Netcom BVI Shares, within ten business days of becoming the registered holder of such shares, if later, but in any event no later than 48 hours prior to the time fixed for holding the EGM or the Court Meeting (as the case may be)); and

(c)	it shall not revoke the terms of any proxy submitted in accordance with paragraph 5(b), either in writing or by attendance at any EGM or Court Meeting or otherwise.
Documentation
6. We consent to:
(a)	the inclusion of references to us and this letter in the Announcement substantially in the terms set out in the Draft Announcement;

(b)	a copy of this letter being filed as an exhibit to any of Unicom’s filings with, or submissions to, the United States Securities and Exchange Commission (the US SEC) and any other regulatory body;

(c)	references to us, particulars of this letter and our interests in the Netcom BVI Shares and any Further Netcom BVI Shares as required by the Hong Kong Code on Takeovers and Mergers (the Code) to be included in the Scheme Document and as necessary in any announcements required by the Code; and

(d)	this letter being available for inspection as required by the Code or the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Hong Kong Stock Exchange).
7. We shall promptly give you all information and any assistance as you may reasonably require for the preparation of the Scheme Document and all related and ancillary announcements and documents in order to comply with the requirements of the Code, the Securities and Futures Commission of Hong Kong (the SFC), the Hong Kong Stock Exchange, the US SEC and any other legal or regulatory requirement or body. We shall, promptly after the same comes to our attention, notify you in writing of any material change in the accuracy or impact of any information previously given to you.
Interpretation
8. In this letter, the Scheme means a scheme of arrangement under Section 166 of the Hong Kong Companies Ordinance by Netcom involving the cancellation of all the issued Netcom shares (including the Netcom shares underlying the Netcom American Depositary Shares) on the terms and subject to the conditions as set out in the Announcement and the Scheme Document. A reference in this letter to the Scheme also includes any increased, extended or revised proposal for the privatisation of Netcom by Unicom involving the cancellation of all of the issued Netcom shares (including the Netcom shares underlying the Netcom American Depositary Shares), provided that the terms of such proposal are, in the reasonable opinion of Netcom’s independent financial adviser, no less favourable to the holders of Netcom shares than the terms set out in the Announcement.
Time of the Essence
9. Any time, date or period mentioned in this letter may be extended by mutual agreement but as regards any time, date or period originally fixed or as extended, time shall be of the essence.
The Scheme
10. Subject to paragraph 11, Unicom agrees to make the Proposals and assist Netcom in the preparation of the Scheme Document, provided the formal announcement of the Scheme (the Announcement) is released substantially in the form of the Draft Announcement (or in such other form as may be agreed between Unicom and Netcom) by not later than 30 June 2008 (or such later date as Unicom and Netcom may agree in writing).
11. This letter shall lapse and each party shall have no obligations hereunder:
(a)	if the Announcement is not released by 30 June 2008 (or such later date as Unicom and Netcom may agree in writing); or

(b)	if Unicom announces, with the consent of the SFC and before the Scheme Document is posted, that it does not intend to proceed with the Scheme; or

(c)	if the Scheme is not approved at the EGM or the Court Meeting; or

(d)	if the Scheme lapses or is withdrawn in accordance with its terms; or

(e)	in the event of a higher competing offer for Netcom.
If this letter lapses, we shall not have any claim against Unicom and Unicom shall not have any claim against us, or any one of us, pursuant to this letter.
Specific Performance
12. Netcom BVI agrees that if it fails to comply with the undertakings in paragraphs 5(a) to 5(c) or breaches any of its other obligations under this letter, damages would not be an adequate remedy and accordingly, Unicom shall be entitled to seek the remedy of specific performance, injunction or other equitable relief.
Counterparts
13. This letter may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which is an original but all of which together constitute one and the same instrument.
Governing Law and Jurisdiction
14. The terms of this letter shall be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (Hong Kong) and the parties submit to the exclusive jurisdiction of the Hong Kong courts for all purposes in connection with this letter and waive any objections to the jurisdiction of those courts and irrevocably agree that a judgment or order of the Hong Kong courts in connection with this letter is conclusive and binding on it and may be enforced against it in the courts of any other jurisdiction.
15. We shall each at all times maintain an agent for service of process and any other documents in proceedings in Hong Kong or any other proceedings in connection with this letter. The initial process agent for each of us is Netcom. Any claim form, judgment or other notice of legal process shall be sufficiently served on Netcom BVI or Netcom Parent (as applicable) if delivered to the process agent at its principal business address for the time being.

Yours faithfully	Yours faithfully
For and on behalf of	For and on behalf of
CHINA NETCOM GROUP CORPORATION (BVI) LIMITED	CHINA NETWORK COMMUNICATIONS GROUP CORPORATION

/s/ Zuo Xunsheng	/s/ Zuo Xunsheng

Name: Zuo Xunsheng	Name: Zuo Xunsheng
Title: Chief Executive Officer	Title: Chief Executive Officer

Acknowledged and agreed

For and on behalf of
CHINA UNICOM LIMITED

/s/ Chang Xiaobing

Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer